EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2014	2013	2012		2011		2010
Earnings:
Income/(loss) from continuing operations	$33,544	$32,766	$(13,309)		$(40,744)		$(30,937)
Add from continuing operations:
Interest on indebtedness (a)	41,717	36,058	45,234		52,817		49,140
Portion of rents representative of the interest factor	1,751	1,705	1,665		1,627		1,564
Amortization of capitalized interest	725	580	398		291		258
Total earnings	$77,737	$71,109	$33,988		$13,991		$20,025
Fixed charges from continuing operations:
Interest on indebtedness (a)	$41,717	$36,058	$45,234		$52,817		$49,140
Interest capitalized	2,890	5,870	3,679		1,752		1,340
Portion of rents representative of the interest factor	1,751	1,705	1,665		1,627		1,564
Fixed charges	$46,358	$43,633	$50,578		$56,196		$52,044

Ratio of earnings to fixed charges	1.68	1.63	—	(b)	—	(b)	—	(b)
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b) The ratio was less than 1:1 for the years ended December 31, 2012, 2011, and 2010 as earnings were inadequate to cover fixed charges by deficiencies of approximately $16.6 million, $42.2 million, and $32.0 million, respectively.